Exhibit 99.1

FOR IMMEDIATE RELEASE December 9, 2015

MACROCURE ANNOUNCES ANNUAL GENERAL MEETING OF SHAREHOLDERS

PETACH TIKVA, ISRAEL, December 9, 2015 (GLOBE NEWSWIRE) —Macrocure Ltd. (NASDAQ: MCUR), a clinical-stage biotechnology company, today announced that it will hold its Annual General Meeting of Shareholders on Wednesday, January 13, 2016, at 3:00 p.m., Israel time (8:00 a.m. EST). The record date for shareholders entitled to vote at the annual meeting is Monday, December 14, 2015.

The agenda items for the annual meeting will consist of (i) the proposed re-election of each current member of Macrocure’s board of directors for an additional one year term (other than the statutory external directors, who serve a three-year term pursuant to the Israeli Companies Law), and (ii) ratification of the re-appointment of Somekh Chaikin, Certified Public Accountants (Isr.), a member firm of KPMG International, as the Company’s independent registered public accounting firm for 2015 and the additional period until the next annual meeting.  The second agenda item for the meeting— ratification of the appointment of Somekh Chaikin— has been approved by the audit committee of the Company’s Board of Directors and by the Board, and is being brought before the shareholders for approval pursuant to requirements under the Israeli Companies Law.

At the annual meeting, the Company will also discuss its financial statements for the year ended December 31, 2014.

We are currently not aware of any other matters that will come before the meeting. If any other matters are presented properly at the meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

The Board of Directors of the Company unanimously recommends that the Company’s shareholders vote in favor of each of the proposals.

Further Details Concerning the Annual General Shareholders Meeting

The presence, in person or by proxy, of two or more shareholders possessing at least twenty-five percent (25%) of the Company’s voting power will constitute a quorum at the annual meeting. In the absence of a quorum within 30 minutes of the scheduled time for the meeting, the meeting will be adjourned for one week and will be held on Wednesday, January 20, 2016 at the same time and place, unless otherwise determined by the Chairman of the meeting. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum.

Additional Information and Where to Find It

In connection with the meeting, Macrocure will make available to its shareholders of record a proxy statement describing the time and place, and other logistical information related to the meeting, and the proposals to be voted upon at the meeting, along with a proxy card enabling them to submit their votes on those proposals. Macrocure will also be furnishing copies of the proxy statement and proxy card to the SEC in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov and will be available on the Company’s website at http://investor.macrocure.com. The full text of the proposed resolutions, together with the form of proxy card, for the meeting, may also be viewed beginning on Wednesday, December 16, 2015, at the registered office of the Company, 25 Hasivim Street, Petach Tikva, Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time).  Our telephone number at our registered office is +972-3-923-5556.

Shareholders who are unable to attend the meeting in person will be requested to complete, date and sign a form of proxy and return it promptly in the pre-addressed envelope that will be provided, so as to be received not later than 11:59 PM EST on January 12, 2016. No postage will be required if it is mailed in the United States to our United States transfer agent, Continental Stock Transfer & Trust Company. Shareholders who attend the meeting in person may revoke their proxies and vote their ordinary shares at the meeting.

If your ordinary shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares (including via www.proxyvote.com) or obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the meeting (or to appoint a proxy to do so).

Joint holders of ordinary shares in the Company should take note that, pursuant to Macrocure’s articles of association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share, and for this purpose seniority will be determined by the order of registration of the joint holders in the register of shareholders.

About Macrocure Ltd.

Macrocure Ltd. is a clinical-stage biotechnology company that until recently was focused on developing a novel therapeutic platform to address chronic and hard-to-heal wounds. For more information, please visit www.Macrocure.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecasts, commercial results, clinical trials and regulatory authorizations. Forward-looking statements are based on Macrocure’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in regulatory approval process or additional competition in the market. The forward-looking statements made herein speak only as of the date of this release and Macrocure undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

For Investors:
Shai Lankry
Macrocure Ltd.
Shai@macrocure.com
972-3-7631409